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December 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 8 Filed November 14, 2022 File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2022 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 8 with the Commission on November 14, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 9 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with responses immediately following the comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No. 8 on Form 1-A POS filed November 14, 2022

Incorporation of Certain Information By Reference, page ii

1. We note you incorporate the Financial Statements and Accompanying Notes for the year ended December 31, 2021 and for the period ended June 30, 2022 for the eight (8) Series that were previously qualified. Please revise to clarify, if true, that you are also incorporating by reference the financial statements of Landa App 2 LLC, the issuer.

Response to Comment No. 1

The Amended Offering Statement has been revised to clarify that the Form 1-K and Form 1-SA of the Company, together with the financials for the 8 series that are included in such filings, are each incorporated by reference into the Amended Offering Statement.

2. We note your removal of certain financial statements from the body of the Post Qualification Amendment and your inclusion of the incorporation by reference of certain financial statements. With respect to the financial statements that are included in the Company’s Form 1-K for the period ended December 31, 2021, please address the following:

●	We refer you to our comment 2 from our letter dated May 26, 2022. We note your auditor refers to “each series of the Landa App 2 Series Group (“Series”)” within its report. Please have your auditor revise its report to specifically identify each series.

●	Please tell us how you determined it was unnecessary to present separate statements of cash flows for each of the series. Alternatively, please revise your filing to include these omitted statements of cash flows.

Response to Comment No. 2

The Company has filed a Form 1-K/A amending its Form 1-K for the period ended December 31, 2021 to include statements of cash flows for each of the individual series that were inadvertently left out of the original filing. The company’s auditors have also updated their audit opinion included in the Form 1-K/A to list the eight (8) individual series as well as Landa App 2 LLC in their opinion letter.

[Landa to Provide Response]

Pro-forma Condensed Combined Statement Of Operations for the Period from January 1, 2021 to December 31, 2021 (unaudited), page F-202

3. We note your response to our comment 2. The column “Total Combined Unaudited Pro-Forma Condensed Statement of Operations” on both pages 212 and 215 includes the proforma operations of the company’s first eight series on a pro forma basis for the full year ended December 31, 2021 (see pages F-143 - F-150 and F-202 - F-203). The column “Total Combined Audited Statement of Operations” includes the results of operations for these same eight series for the period from December 8, 2021 through December 31, 2021 (see pages F-213 - F-214). Given the column “Total Combined Unaudited Pro-Forma Condensed Statement of Operations” is inclusive of the activity from December 8, 2021 to December 31, 2021, it appears the operations for these eight series for the period from December 8, 2021 - December 31, 2021 is included twice in the column “Total Combined Unaudited Pro-Forma Condensed Statement of Operations and Total Combined Audited Statement of Operations”. Please revise to remove the superfluous disclosure.

Response to Comment No. 3

The Amended Offering Statement has been revised to remove the duplication of results from operations for the eight (8) series for the period of December 8, 2021 through December 31, 2021 (i.e. correction of the total results and elimination of Combined Statement of Operations Per 1-K for the Period from 1/1/21 to 12/31/21). Additionally, the Company has added clarifying disclosure in a footnote to the column headed “Total Combined Unaudited Pro Forma Condensed Statement of Operations” to explain that the column includes both audited and unaudited results of operations as detailed in the footnote.

Please also note that the Company has removed one (1) property, Landa Series 2231 Lake Forest Avenue, from the filing and the financials have been revised to reflect such removal.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Charles Tomlinson, Head of Accounting
Landa Holdings, Inc..

Farnell Morisset, Esq. Dylan Roth
Goodwin Procter LLP

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